UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
DraftKings Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
26142R104
(CUSIP Number)
Gil White
Ran Hai
c/o Herzog Fox & Neeman
Asia House, 4 Weizman St.
Tel Aviv 6423904, Israel
+972 3 692 2076
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104	13D	Page 2 of 5 pages

1	Names of Reporting Persons Shalom Meckenzie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 30,560,261
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,560,261
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,560,261
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 8.7
14	Type of Reporting Person IN

CUSIP No. 26142R104	13D	Page 3 of 5 pages
EXPLANATORY NOTE
This Schedule 13D/A constitutes Amendment No. 1 (“Amendment No. 1”) to and amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on May 4, 2020 relating to the Class A common stock (the “Common Stock”), par value $0.0001, of DraftKings Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Scheduled 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
On May 21, 2020, 612,000 Earnout Shares were released from escrow and distributed to Mr. Meckenzie pursuant to Section 1.8 of the BCA.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On June 23, 2020, in connection with a registered public secondary offering (the “Secondary Offering”) of 46,000,000 shares of Common Stock, Mr. Meckenzie entered into an Underwriting Agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC (the “Underwriters”). Pursuant to the Underwriting Agreement, Mr. Meckenzie agreed to sell 4,680,136 shares of Common Stock to the Underwriters at a price of $38.80 per share (the “Share Sale”). The Share Sale closed on June 23, 2020. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 5 hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) – (b) Mr. Meckenzie beneficially owns 30,560,261 shares of Common Stock after giving effect to the Share Sale, which represents 8.7% of the shares of Common Stock outstanding as of June 23, 2020 as set forth in the prospectus filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on June 22, 2020.
Except as set forth in this Item 5(a), Mr. Meckenzie does not beneficially owns any shares of Common Stock.
(c) Except for the acquisition of the Earnout Shares and disposal of shares through the Share Sale, during the past 60 days Mr. Meckenzie has not effected any transactions in the Common Stock.

CUSIP No. 26142R104	13D	Page 4 of 5 pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with the Share Sale referred to in Item 4 above, Mr. Meckenzie entered into (i) the Underwriting Agreement (see Item 4), which is attached as Exhibit 5 hereto and is incorporated herein by reference and (ii) a Lock-Up Agreement with the Underwriters dated as of June 18, 2020, which is attached as Exhibit 6 hereto and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

5.
Underwriting Agreement, dated June 18, 2020, by and among DraftKings Inc., Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, and certain selling stockholders of the Company named therein (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by DraftKings Inc. with the SEC on June 23, 2020).

6.
Lock-up Agreement, dated as of June 16, 2020, by and among Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, and the selling shareholders signatory thereto, including Shalom Meckenzie.

CUSIP No. 26142R104	13D	Page 5 of 5 pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 25, 2020
SHALOM MECKENZIE

By:	/s/ Shalom Meckenzie
	Name:	Shalom Meckenzie